THE FOLLOWING IS AN ENGLISH TRANSLATION PREPARED FOR THE CONVENIENCE OF THE SHAREHOLDERS AND INVESTORS. THE OFFICIAL TEXT IN JAPANESE OF THE NOTICE OF RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HAS BEEN MAILED TO THE RESPECTIVE SHAREHOLDERS. SHOULD THERE BE ANY INCONSISTENCY BETWEEN THE TRANSLATION AND THE OFFICIAL TEXT IN TERMS OF THE CONTENTS OF THE NOTICE, THE OFFICIAL TEXT SHALL PREVAIL.
THE COMPANY ACCEPTS NO LIABILITY FOR ANY MISUNDERSTANDING CAUSED BY THE TRANSLATION FOR ANY REASON WHATSOEVER.

Dear Shareholders,	Securities Code: 5020
December 21, 2016

Yukio Uchida
Representative Director, President
JX Holdings, Inc.
1-2, Otemachi 1-chome,
Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

We would like to take this opportunity to thank you for your continued support of JX Holdings, Inc. (the “Company”).
You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders of the Company held today.

Matters Resolved:
Item 1:	Approval for the Share Exchange Agreement This item was approved and adopted as originally proposed.

Item 2:	Approval for partial amendment to the Articles of Incorporation This item was approved and adopted as originally proposed.

Item 3:
Appointment of four (4) Directors
This item was approved and adopted as originally proposed, and Mr. Jun Mutoh, Mr. Yasushi Onoda, Mr. Takashi Hirose and Mr. Yoshiiku Miyata were elected. Mr. Yoshiiku Miyata is to be an outside director.

Item 4:
Appointment of two (2) Corporate Auditors
This item was approved and adopted as originally proposed, and Mr. Yoji Kuwano and Ms. Nobuko Takahashi were elected. Ms. Nobuko Takahashi is to be an outside corporate auditor.

As for the structure of officers of the Company after the business integration (scheduled on April 1, 2017), please refer to page 4 of “Explanation on the Business Integration with TonenGeneral Sekiyu K.K.”, which was enclosed with the convocation notice of the Extraordinary General Meeting of Shareholders.

End

Dear Shareholders with shares of less than one unit (100 shares)
Please refer to “Explanation on the Business Integration with TonenGeneral Sekiyu K.K.”, which we enclosed herewith.